                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                           For the Month of July 2003

                                  ------------

                         (Commission File. No 0-30718).

                                   -----------


                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)


                               13811 Wireless Way
                   RICHMOND, BRITISH COLUMBIA, CANADA V6V 3A4
              -----------------------------------------------------
              (Address of principal executive offices and zip code)


        Registrant's Telephone Number, including area code: 604-231-1100
                                                            -------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                              Form 20-F  X      40-F
                                       -----        -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                   Yes:          No:  X
                                       -----        -----

NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE
FOR:        Sierra Wireless, Inc.

TSX:  SW
Nasdaq:  SWIR

July 17, 2003

Sierra Wireless Reports Second Quarter 2003 Results

VANCOUVER, BRITISH COLUMBIA - Sierra Wireless, Inc. (NASDAQ: SWIR, TSX: SW) is reporting better than expected second quarter results, including revenue of $20.7 million, net earnings of $0.9 million and positive cash flow.

"We are pleased to report that, for the fourth quarter in a row, we grew revenues over the comparable quarter, were profitable and generated positive cash flow. The AirCard product line and sales in the United States, Europe and the Asia-Pacific region each contributed significantly during the second quarter", said David Sutcliffe, Chairman and Chief Executive Officer. "Looking ahead, we plan to complete the AirPrime acquisition and business integration. We expect overall economic and industry conditions to continue to be challenging. Our business operating premise is profitable growth and our priorities remain expansion of our distribution channels, sell through to end customers and investment in new products for future growth."

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles. During the second quarter of 2003, we received and recorded an unexpected additional recovery of $0.3 million from Metricom. During the second quarter of 2002, we recorded restructuring and other charges of $36.1 million. Our results, where described as adjusted, exclude these amounts.


Results for the second quarter of 2003, relative to company guidance provided on April 24, 2003:


   Second quarter revenue for 2003 of $20.7 million was better than our guidance range of $19.0 to $20.0 million. Gross margin was 40.3%, better than our guidance of approximately 39.0%. Our adjusted operating expenses were $7.8 million, higher than our guidance range of $7.4 to $7.6 million. Our adjusted net earnings of $0.6 million, or diluted earnings per share of $0.04, were better than our net earnings guidance range of $0.1 to $0.3 million, or diluted earnings per share of $0.01 to $0.02. We had a positive cash flow of $0.5 million that was better than our guidance of neutral cash flow.



Results for the second quarter of 2003, compared to the second quarter of 2002:

   Our revenue for the second quarter of 2003 increased by 22.4% to $20.7 million from $16.9 million for the same period in 2002. Adjusted gross margin improved to 40.3% from 37.1%. Adjusted operating expenses declined to $7.8 million from $10.0 million. Second quarter adjusted earnings for 2003 increased to $0.6 million or diluted earnings per share of $0.04, compared to an adjusted loss of $3.0 million or loss per share of $0.18.

Results for the second quarter of 2003, compared to the first quarter of 2003:

   Our revenue for the three months ended June 30, 2003 amounted to $20.7 million, compared to $20.1 million in the first quarter of 2003, an increase of 2.8%.



   Gross margins were $8.3 million or 40.3% in the second quarter of 2003, compared to $7.9 million or 39.5% in the first quarter of 2003. Our gross

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   margin percentage improved compared to the previous quarter due to a greater percentage of sales coming from our 2.5G AirCard products as well as product cost reduction.



   Adjusted operating expenses were $7.8 million, compared to $7.6 million in the previous quarter. This increase is a result of decreased funding from our research and development funding agreements compared to the previous quarter. Our gross research and development investments were $3.1 million in both quarters.



   Our adjusted net earnings were $0.6 million for the three months ended June 30, 2003, compared to $0.4 million for the three months ended March 31, 2003. Our adjusted diluted earnings per share were $0.04 for the second quarter of 2003, compared to diluted earnings per share of $0.02 for first quarter of 2003.



Acquisition of AirPrime, Inc.

On June 16, 2003, we announced a definitive agreement to acquire AirPrime, Inc., a privately-held, leading supplier of high-speed CDMA wireless products located in Carlsbad, California. The combined entity is expected to be a well-positioned market leader with a broad product line, innovative engineering, blue chip customers, global channels and a strong balance sheet. We expect the combination to close during August.

Changes to Supply Chain

During the quarter, we implemented significant changes to our supply chain. These included the transfer of global fulfillment and CDMA product manufacturing to Flextronics. By using their fully integrated supply chain services, we expect to reduce product costs, improve alignment with our increasingly international customer base and achieve increased operating efficiencies and scalability. We expect to purchase finished goods closer to the time of shipment to our customers, reducing our working capital requirements associated with carrying inventory.



Previously, fulfillment services were provided by Globalware while CDMA production was handled by SCI-Sanmina. We continue to have GSM production at Solectron and CDPD and specialty production at Creation Technologies.


Second Quarter Highlights Included:


   o We signed a distribution agreement with Panasonic Canada Inc, a division of Matsushita Electric Industrial Co., Ltd. of Japan, one of the world's largest producers of electronics and electric products for consumer, business and industrial use. Under the agreement, Panasonic will distribute our next generation product line, including CDMA2000 1X and GSM/GPRS products, through its value added reseller channels in Canada.

   o Together with Citrix Systems, Inc. and Zumasys, Inc., we announced that Momentum Group, a leading supplier of contract textiles, has equipped its North American sales force with a complete mobile solution that included Panasonic Toughbooks, Citrix MetaFrame XP(TM)Presentation Server and the Sierra Wireless AirCard(R)550 and AirCard 555. This new implementation gives Momentum's sales representatives wireless access to critical business applications, improving response time and overall customer satisfaction.

   o Together with IBM, we announced a bundled wireless solution using the Sierra Wireless AirCard 750, a wireless wide area network PC Card, combined with the IBM ThinkPad T40 notebook series, a high-end notebook computer with built in wireless local area network functionality. IBM chose the AirCard specifically for its high performance wide area wireless capabilities and for its ability to enhance an end-to-end mobile solution.

   o We announced the commercial availability of the MP 750, the first of our next generation MP ruggedized wireless modems, across North America and Europe. The next generation MP Series, built for extreme environments and industries that require an in-vehicle mobile solution, will include both the MP 750 for GSM/GPRS networks, and the MP 555 for CDMA2000 1X networks. The MP 555 is expected to be launched later this year.

   o We announced that the Mesquite Police Department in Texas is the first police force in North America to implement the MP 750 to protect its community while patrolling over 377 miles of arterial and residential streets. The next generation wireless data solution was chosen specifically for its unique security features and its ability to provide faster access to mission critical information.

   o We appointed Charles E. Levine, formerly of Sprint PCS, to our Board of Directors. Mr. Levine has more than 25 years of experience in building businesses for some of North America's largest companies. Mr. Levine's expertise in business strategy, marketing and sales will be invaluable to our team.

Voluntary Option Surrender Initiative

During the second quarter, we instituted and completed a voluntary Employee Stock Option Plan ("ESOP") surrender initiative. The objective of the ESOP is to enable us to recruit, retain and motivate participants to increase the value of our company on a sustainable basis. The objectives of the ESOP surrender initiative are to have deeply "under water" stock options returned to the pool now, rather than having them expire unexercised some time in the future, and to enable us to operate the ESOP within the existing number of options that have already been approved by shareholders. Surrenders by employees, officers and directors were voluntary. The company had approximately 3.2 million net options authorized, with 2.5 million issued and 0.7 million available for issuance. Options with an exercise price below Cdn$20.00 were not eligible for surrender. Of the 2.5 million issued, there were approximately 1.0 million eligible for surrender. Of the eligible options, approximately 0.7 million were surrendered, with exercise prices ranging from Cdn.$20.46 to Cdn.$212.00.

We do not intend to reprice existing options, either immediately or through a short-term re-issuance of the surrendered options. ESOP participants who surrendered options are "at risk" through the loss of the vesting associated with those options and through the uncertainty as to availability, quantity, timing and exercise price of future grants. Directors, including David Sutcliffe, the company's Chairman and Chief Executive Officer, are ineligible to receive any future recognition for their participation in the surrender program. We expect over time to reduce the size of the ESOP as a percentage of issued and outstanding shares.

Financial Guidance

For the third and fourth quarters ending September 30, 2003 and December 31, 2003, respectively, we are providing the following guidance reflecting our current business indicators and expectations. Inherent in this guidance is higher than normal risk resulting from uncertainty associated with the acquisition of AirPrime, the timing of volume shipments to channels and with the rate of end customer adoption of newer products. All figures are estimates and are approximations.

This guidance reflects a planning assumption that the company will commence consolidating financial results with AirPrime on September 1st, 2003. We expect to incur AirPrime related restructuring costs in Q3 2003 and integration costs in both Q3 and Q4 2003. In both quarters, we expect to be profitable, excluding the restructuring and integration costs. We expect integration activities and costs to be substantially completed by year-end.



                                                   Q3 2003                    Q4 2003
                                                   -------                    -------

   Revenue                                    $24 - $25 million           $28 - $30 million
   Gross margin                               39%                         38% - 39%
   Operating expenses                         $8.4 - $8.7 million         $9.8 - $10.4 million
   Restructuring and other charges            $2.5 million                Nil
   Integration costs                          $1.5 million                $1.1 - $1.5 million
   Net earnings (loss)                        $(2.9) - $(3.0) million     $(0.2) - $(0.3) million
   Diluted earnings (loss) per share          $(0.17)                     $(0.01)


   Net earnings (loss), excluding
      restructuring and integration costs     $0.9 - $1.0 million         $0.8 - $1.3 million

   Diluted earnings (loss) per share,
      excluding restructuring and             $0.05 - $0.06               $0.04 - $0.06
      integration costs

   Cash flow                                  Neutral, excluding cash     Neutral
                                              costs related to the
                                              acquisition


Management Retirement

Peter Roberts, CFO, has determined that he will be retiring from the company in February, 2004. To allow for an orderly transition, the company has engaged Korn Ferry to assist with the executive search for his replacement. Mr. Roberts joined Sierra Wireless in January, 1999 and has been instrumental in helping the company become a leading wireless solutions company.


Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.


About Sierra Wireless

Sierra Wireless, Inc. is a global leader in delivering highly differentiated wireless solutions. Sierra Wireless develops and markets the AirCard(R), a wireless PC Card for portable computers, OEM modules for embedded applications, and rugged vehicle-mounted wireless systems. Sierra Wireless is the founding member of the WirelessReady(TM) Alliance, a partnership of industry-leading hardware, software, and service companies committed to the delivery of complete and compelling wireless data solutions. For more information on Sierra Wireless, visit our web site at WWW.SIERRAWIRELESS.COM.

"AirCard" and "WirelessReady" are registered trademarks of Sierra Wireless, Inc. All other trademarks or service marks in this news release are the trademarks or service marks of their respective owners.

Conference Call and Instant Replay

We will host a conference call to review our results on July 17, 2003 at 2:30 pm PDT, 5:30 PM EDT. To participate in this conference call, please dial the following toll free number approximately five minutes prior to the commencement of the call:

1-888-458-1598  Passcode:  38226#

Should you be unable to participate, Instant Replay will be available for three business days following the conference call by dialing:


1-877-653-0545  Passcode:  175600#

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:
Sierra Wireless, Inc.
Peter W. Roberts, CA, CPA
Chief Financial Officer
(604) 231-1192
Website: WWW.SIERRAWIRELESS.COM
Email: ROBERTS@SIERRAWIRELESS.COM
INDUSTRY : CMT
SUBJECT : ERN

                              SIERRA WIRELESS, INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
   (Expressed in thousands of United States dollars, except per share amounts)
    (Prepared in accordance with United States generally accepted accounting principles (GAAP))
                                   (Unaudited)



                                                       THREE MONTHS ENDED        SIX MONTHS ENDED
                                                            JUNE 30,                  JUNE 30,
                                                       2003         2002         2003         2002
                                                      -------     --------     --------     --------
Revenue.............................................. $20,665     $ 16,883     $ 40,760     $ 33,555
Cost of goods sold...................................  12,334       29,631       24,489       40,383
                                                      -------     --------     --------     --------
Gross margin.........................................   8,331      (12,748)      16,271       (6,828)
                                                      -------     --------     --------     --------

Expenses:
  Sales and marketing................................   2,590        2,920        5,319        5,630
  Research and development, net .....................   2,947        4,615        5,696        9,416
  Administration.....................................   1,451        1,837        3,068        3,810
  Restructuring and other charges ...................      --       13,093           --       13,093
  Amortization.......................................     546          594        1,099        1,247
                                                      -------     --------     --------     --------
                                                        7,534       23,059       15,182       33,196
                                                      -------     --------     --------     --------
Earnings (loss) from operations......................     797      (35,807)       1,089      (40,024)

Other income (expense)...............................     167           96          271          (26)
                                                      -------     --------     --------     --------
Earnings (loss) before income taxes..................     964      (35,711)       1,360      (40,050)
Income tax expense (recovery)........................      54        3,424           89        3,424
                                                      -------     --------     --------     --------
Net earnings (loss)..................................     910      (39,135)       1,271      (43,474)
Deficit, beginning of period......................... (73,203)     (36,240)     (73,564)     (31,901)
                                                      -------     --------     --------     --------
Deficit, end of period...............................$(72,293)    $(75,375)    $(72,293)    $(75,375)
                                                      -------     --------     --------     --------
                                                      -------     --------     --------     --------

Earnings (loss) per share for the period:
  Basic.............................................. $  0.06     $  (2.40)    $   0.08     $  (2.67)
  Diluted............................................ $  0.05     $  (2.40)    $   0.08     $  (2.67)
                                                      -------     --------     --------     --------
                                                      -------     --------     --------     --------

Weighted average number of shares (in
thousands)
  Basic..............................................  16,375       16,305       16,365       16,284
  Diluted............................................  16,754       16,305       16,736       16,284
                                                      -------     --------     --------     --------
                                                      -------     --------     --------     --------

                              SIERRA WIRELESS, INC.
                           CONSOLIDATED BALANCE SHEETS
                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)



                                                                JUNE 30,    DECEMBER 31,
                                                                  2003          2002
                                                               -----------  ------------
                                                               (UNAUDITED)   (AUDITED)
ASSETS
Current assets:
  Cash and cash equivalents....................................  $ 27,847     $ 34,841
  Short-term investments ......................................    10,222           --
  Accounts receivable .........................................    15,949       13,865
  Inventories .................................................     4,359        6,673
  Prepaid expenses ............................................       743          864
                                                               -----------  ------------
                                                                   59,120       56,243
Fixed assets ..................................................     5,354        7,198
Deferred income taxes .........................................       500          500
Intangible assets .............................................     7,808        6,907
Other .........................................................     1,033          241
                                                               -----------  ------------
                                                                 $ 73,815     $ 71,089
                                                               -----------  ------------
                                                               -----------  ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.............................................  $  5,398     $  3,017
  Accrued liabilities .........................................    12,249       12,431
  Deferred revenue and credits ................................       228          297
  Current portion of long-term liabilities ....................     3,114        2,803
  Current portion of obligations under capital lease ..........       397          831
                                                               -----------  ------------
                                                                   21,386       19,379
Long-term liabilities .........................................     2,311        2,896
Obligations under capital lease ...............................        52           60
Shareholders' equity:
  Share capital ...............................................   123,088      123,047
  Deficit .....................................................   (72,293)     (73,564)
  Accumulated other comprehensive income
     Cumulative translation adjustments .......................      (729)        (729)
                                                               -----------  ------------
                                                                   50,066       48,754
                                                               -----------  ------------
                                                                 $ 73,815     $ 71,089
                                                               -----------  ------------
                                                               -----------  ------------

                              SIERRA WIRELESS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)
                                   (Unaudited)



                                                         THREE MONTHS ENDED      SIX MONTHS ENDED
                                                               JUNE 30,               JUNE 30,
                                                           2003       2002        2003        2002
                                                        ---------    --------    --------    ---------
Cash flows from operating activities:
  Net earnings (loss) for the period...................   $  910    $(39,135)   $  1,271    $(43,474)
  Adjustments to reconcile net earnings
  (loss) to net cash provided by operating
  activities ..........................................    1,383       1,961       2,721       4,150
     Amortization
     Non-cash restructuring and other charges..........       --      25,905          --      25,905
     Loss on disposal..................................        2          --           2         120
     Deferred income taxes.............................       --       3,754          --       3,754
     Accrued warrants..................................      161         194         329         343
  Changes in operating assets and liabilities
     Accounts receivable...............................   (5,809)      1,367      (2,084)     (3,368)
     Inventories.......................................    3,129       2,115       2,314       3,111
     Prepaid expenses..................................      115        (134)        121         469
     Accounts payable..................................    1,817      (6,754)      2,381        (995)
     Accrued liabilities...............................    1,407       4,243        (182)        897
     Deferred revenue and credits......................     (173)       (782)        (69)       (265)
                                                        ---------    --------    --------    ---------
  Net cash provided by (used in) operating activities..    2,942      (7,266)      6,804      (9,353)

Cash flows from investing activities:
     Business acquisitions.............................     (792)         --        (792)         --
     Proceeds on disposal..............................        4          --           4          31
     Purchase of fixed assets..........................     (214)       (356)       (357)     (1,596)
     Increase in intangible assets.....................     (712)        (16)     (1,314)       (836)
     Purchase of short-term investments................  (10,222)     (9,494)    (10,222)    (11,631)
     Proceeds on maturity of short-term investments....       --      16,778          --      35,012
                                                        ---------    --------    --------    ---------
  Net cash provided by (used in) investing activities..  (11,936)      6,912     (12,681)     20,980

Cash flows from financing activities:
     Issue of common shares............................       --           5          41         330
     Repayment of long-term liabilities................     (702)       (510)     (1,158)       (909)
                                                        ---------    --------    --------    ---------
  Net cash used in financing activities................     (702)       (505)     (1,117)       (579)
                                                        ---------    --------    --------    ---------
Net increase (decrease) in cash and cash equivalents...   (9,696)       (859)     (6,994)     11,048
Cash and cash equivalents, beginning of period.........   37,543      23,992      34,841      12,085
                                                        ---------    --------    --------    ---------
Cash and cash equivalents, end of period...............  $27,847    $ 23,133    $ 27,847    $ 23,133
                                                        ---------    --------    --------    ---------
                                                        ---------    --------    --------    ---------

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Sierra Wireless, Inc.


                                  By: /s/  PETER W. ROBERTS
                                      -----------------------------------------
                                      Peter W. Roberts, Chief Financial Officer

Date: July 17, 2003